                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                                MEDIRISK, INC.
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                               (NAME OF ISSUER)

                                 COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                 584794 10 9
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                                (CUSIP NUMBER)

                JAMES K. MURRAY, III, EXECUTIVE VICE PRESIDENT
                       HEALTHPLAN SERVICES CORPORATION
                              3501 FRONTAGE ROAD
                            TAMPA, FLORIDA  33607
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JANUARY 28, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                             (Page 1 of 7 Pages)

CUSIP No.       58474 10 9      SCHEDULE 13D   Page     2    of      7    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
               HEALTHPLAN SERVICES CORPORATION
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               DELAWARE
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                       (7)     Sole Voting Power
  Number of                         480,442 (SEE TEXT OF ITEM 4)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        480,442 (SEE TEXT OF ITEM 4)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               480,442 (SEE TEXT OF ITEM 4)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               11.1
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.    58474 10 9         SCHEDULE 13D   Page     3    of     7    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
                 JAMES K. MURRAY, III
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                 UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         480,442 (SEE TEXT OF ITEM 4)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   480,442 (SEE TEXT OF ITEM 4)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                480,442 (SEE TEXT OF ITEM 4)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                11.1
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                IN
          ---------------------------------------------------------------------


                              Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER

        (a) NAME AND ADDRESS OF ISSUER
            Medirisk, Inc., Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, Georgia 30305

        (b) CLASS OF SECURITIES: Common Stock


ITEM 2. IDENTITY AND BACKGROUND

        (a)  NAME OF PERSONS FILING

             (i)   HealthPlan Services Corporation
             (ii)  James K. Murray, III

        (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENT

             (i)   3501 Frontage Road, Tampa, Florida  33607
             (ii)  3501 Frontage Road, Tampa, Florida  33607

        (c)  PRESENT PRINCIPAL OCCUPATION AND THE PRINCIPAL BUSINESS

             (i) Provider of marketing, distribution, administrative and cost containment services on behalf of health care payers
             (ii)  Executive officer of HealthPlan Services Corporation
                   ("HPSC").

        (d)  CRIMINAL CONVICTIONS

             (i)   None
             (ii)  None

        (e)  SECURITIES LAWS VIOLATIONS

             (i)   None
             (ii)  None

        (f)  CITIZENSHIP

             (i)   Delaware
             (ii)  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERTION

             Funds for the purchase of the shares issued by Medirisk, Inc. (the "Company") (in the amount of $2,000,000) were, and funds for the purchase of shares upon the exercise of warrants (in the amount of up to $4,472) will be, provided from HPSC's own funds.

ITEM 4. PURPOSE OF TRANSACTION

             On January 8, 1996, HPSC entered into a Securities Purchase Agreement (the "Agreement") with the Company pursuant to which the Company issued and HPSC acquired, 280,623 shares of Series A Convertible Preferred Stock, and in connection with the Company's initial public offering, such Series A Convertible Preferred Stock was automatically converted 182,292 shares of Common Stock. In



                              Page 4 of 7 Pages
        addition, pursuant to the Agreement and in conjunction with the issuance of $6,900,000 in Senior Subordinated Notes to HPSC, the Company issued HPSC warrants (the "Warrants") to purchase up to 298,150 shares of Common Stock for $0.015 per share. Such warrants expire on January 8, 2003. The shares and Warrants were purchased for investment.

        Pursuant to the Agreement, HPSC has the right to designate one person to be nominated to the Company's Board of Directors so long as HPSC owns or has the right to acquire at least 162,400 shares of Common Stock. In addition, HPSC and the Company are parties to a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which HPSC, or its transferees, is entitled to certain rights with respect to shares currently owned by HPSC or issuable upon the exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Company grants to HPSC one demand registration per calendar year for a total of two demand registrations, subject to certain restrictions. In addition, HPSC is permitted to participate in any offering in the event the Company proposes to register any of its securities under the Securities Act of 1933. The Company has agreed under the Registration Rights Agreement to indemnify the holders of stock that is sold thereunder against certain liabilities under the Securities Act of 1933.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        HPSC owns 182,292 shares of Common Stock and has the right upon exercise of the Warrants to acquire up to 298,150 shares of Common Stock for $0.015 per share. HPSC possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all shares of Common Stock owned or acquired by HPSC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Item 4 and in the Exhibits to this
        Schedule 13D is incorporated herein by reference. In addition, Mr. Murray is an executive officer of HPSC and a director of the Company and, as such, may be deemed to share voting and investment power with respect to the shares owned by HPSC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1.1 - Securities Purchase Agreement dated January 8, 1996 between the Company and HPSC.
        Exhibit 1.2 - Amendment No. 1 Securities Purchase Agreement.
        Exhibit 1.3 - Amendment No. 2 to Securities Purchase Agreement.
        Exhibit 1.4 - Amendment No. 3 to Securities Purchase Agreement.
        Exhibit 2.1 - Warrant Agreement dated January 8, 1996 between the
                      Company and HPSC.
        Exhibit 2.2 - Amendment No. 1 to Warrant Agreement.
        Exhibit 2.3 - Amendment No. 2 to Warrant Agreement.
        Exhibit 3.1 - Registration Rights Agreement dated January 8, 1996 between the Company and HPSC.

                              Page 5 of 7 pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        HEALTHPLAN SERVICES CORPORATION


          February 7, 1997                 /s/ James K. Murray, III
------------------------------------    -------------------------------
               Date                               Signature

                                                  EVP & CFO
                                        -------------------------------
                                                  Name/Title


                                        JAMES K. MURRAY, III


               2/7/92                         James K. Murray, III
------------------------------------    -------------------------------
               Date                               Signature


                                        -------------------------------
                                                  Name/Title


                              Page 6 of 7 pages

                          Exhibit A to Schedule 13D

        We, the Undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.

        February 7, 1997

                                                HEALTHPLAN SERVICES CORPORATION

                                                By: /s/ James K. Murray, III
                                                    --------------------------
                                                Name:   James K. Murray
                                                     -------------------------
                                                Title:  EVP & CFO
                                                      ------------------------


                                                 /s/ James K. Murray, III
                                                ------------------------------
                                                JAMES K. MURRAY, III


                              Page 7 of 7 pages